POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the performance, financial condition and future prospects of Points International Ltd. (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's unaudited consolidated financial statements (including the notes thereon) for the quarter ended March 31, 2007 and with the Corporation's 2006 audited consolidated financial statements. Further information, including Points' Annual Information Form ("AIF") for the year ended December 31, 2006, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified. This MD&A is dated as of May 9, 2007.

Forward-Looking Statements

This MD&A contains or incorporates forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements relate to, among other things, Points’ guidance for 2007 with respect to profit(loss) before interest, amortizations and other deductions (which management defines as "EBITDA") (defined below on page 23, "Liquidity – Profit(loss) before interest, amortization and other deductions (EBITDA)"), and objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections and other characterizations of future events or circumstances are forward-looking statements.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, estimates or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Such factors are referred to in the body of this MD&A and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the AIF filed with applicable securities regulators and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Readers are cautioned that forward-looking statements are not guarantees of future performance.

Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

OVERVIEW OF POINTS' BUSINESS

Core Business – Points Solutions

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of Points.com, a consumer loyalty program management portal, and a suite of Points.com Business Solutions ("PBS") available to loyalty program operators. The Corporation's business is primarily conducted over the internet (other than functions such as customer support), allowing its two primary customers (loyalty program operators and loyalty programs' consumers) to be virtually anywhere in the world.

Points.com

The Corporation's cornerstone product is the proprietary Points.com Web site. Points.com is an online loyalty program management portal. At Points.com, consumers can Join, Earn, Buy, Gift, Share, Swap and Redeem miles and points with some of the world's leading loyalty programs and retail partners.

As at March 31, 2007, Points.com had partnered with 33 loyalty program operators including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs; and with an additional 19 gift certificate or retail partners.

The Points.com Web site presents consumers with a personalized view of their loyalty program universe. Through this personalized view, Points.com is able to help consumers release more value from their favourite programs and "Get More Rewards, Faster™". This is accomplished by adding new mile- and point-management tools, such as ways to join new loyalty programs ("Join"), to purchase ("Buy", "Gift"), earn ("Earn"), transfer ("Share") and exchange ("Swap") miles or points in their favourite programs and to shop ("Redeem") with the program currencies that they have accumulated. Over time, the system will be driven by a Marketing Enterprise System that will use consumers' unique reward program information to suggest ("Suggest" or the "Suggestions") ways to Join, Buy, Earn, Share, Swap and Redeem their loyalty program currencies most effectively.

In February, 2006, Suggestions technology was introduced to the website. In November, 2006, the Suggestions technology was extended into the marketing email field, allowing the Corporation to target consumers on an individual, rather than group, basis. Management expects to continue to enhance the functionality and usability of Points.com, taking advantage of experience gained since the site’s launch.

With the number of registered users passing 1.6 million by the end of March 2007 management focused on attaining three goals: controlling the cost of bringing new registered users to the site; working with consumers to have them share more details about their preferences and behaviours so the Corporation can better serve them; and attracting consumers to the various transaction engines of the Web site.  Additionally, user segmentation has become a growing focus.  Increased attention on higher value members of participating loyalty programs is seen as a key ongoing strategy.

Membership fees (Points Gold) augment revenues earned on a per transaction basis.   Members pay an annual fee for increased access to premium customer service, bonus loyalty currency of their choice, increased entries in contests and other ongoing benefits.  Constant additions to the value of the Points Gold membership is an ongoing strategic focus for Points.com.

New participating loyalty program operators are charged a fee to participate in the Points.com Website.  Additional fees are also charged to tailor certain branding and Website pages to more closely resemble the program operators’ own Website.

In accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 3061 and 3062 (GAAP), certain Web site development costs incurred for the Web site application and infrastructure development associated with Points.com have been capitalized. For additional information, see page 17, "Expenses", page 26, "Property, Plant and Equipment", and page 30 "Capital Resources - Planned Capital Expenditures".

Points.com Business Solutions

At March 31, 2007, the Corporation had 88 Points.com Business Solutions products in the marketplace. The PBS products installed include 71 products and 17 Partner Integration add-ons among the five Integrate Partners (see page 12, "Points.com Business Solutions Growth" for more information). Points.com Business Solutions include the a suite of technologies which  Points operates on behalf of loyalty program partners in order to earn commission revenue.  Additionally, in some cases, Points conducts transactions directly with the loyalty program members as a principal in the transaction and earns revenue from the provision of the service.

The portfolio of Points.com Business Solutions includes:

Buy and Gift – facilitates the online sale and gift of miles, points and other loyalty program currencies.;

Transfer – facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts within the same program;

Corporate – facilitates the sale of loyalty program currencies to corporate customers for use as a consumer or employee incentive;

Elite – facilitates the online sale of elite-tier status to members of loyalty programs;

AirIncentives – facilitates the online sale of several airline loyalty program currencies to third parties that then are able to offer airline miles as incentives to their customers and suppliers;

Auction – enables loyalty program partners to offer goods and services for auction whereby members bid using loyalty program currency as payment.

Travel Club – enables loyalty program partners to offer their members a travel discount club product that bundles certain discount and special offers for an annual membership fee.  These offers come from both the loyalty program operator and Points and its other partners.

Systems Design – custom applications developed for select large loyalty program partners; and

Integrate – functions as a common platform to process transactions between third-party loyalty programs in order to simplify and automate a complex and resource-intensive process with a single integration.

SIGNIFICANT BUSINESS DEVELOPMENTS IN 2007 AND TO THE DATE HEREOF

1.

Points and American Express® Sign Long Term Contract Extension

As part of the extended agreement, American Express will be broadening the redemption options that are currently available to American Express Membership Rewards® members through Points.com. Additionally, American Express will continue to use Points’ integration services and technology to facilitate transfers of Membership Rewards points into other programs from the American Express Membership Rewards Web site.

2.

 Points Welcomes Jumeirah Group to Points.com

On February 20th Points announced an agreement with Jumeirah Group to add Jumeirah’s Sirius Recognition and Rewards Programme to Points.com. Jumeirah properties are regarded as among the most luxurious and innovative in the world and have won numerous international travel and tourism awards.

3.

Delta Customers Worldwide Can Now Buy and Transfer SkyMiles at delta.com Through Points Technology

Delta Air Lines expanded its Buy and Transfer Miles programs, enabling customers from around the world to purchase, gift and transfer miles online at delta.com.

4.

Points and US Airways Extend Partnership

The Corporation and US Airways extended its service agreement for an additional three years through February 2010.  Under the terms of the extended agreement, US Airways has renewed its participation on the Company’s consumer portal, Points.com, as well as extended and expanded its use of the Buy Miles, Gift Miles, Corporate Miles and Transfer Miles programs. US Airways added Transfer Miles to its product mix in January 2007.

5.

Points and Alaska Airlines Extend Partnership

The Corporation and Alaska Airlines renewed their relationship for an additional three years to December 31, 2010.  The renewed relationship sees the Corporation taking on more active responsibility in providing all of the Points Business Solutions products - Buy Miles, Gift Miles, Corporate Miles and Transfer Miles programs including full responsibility for financial administration of the programs including credit card fees and associated credit card processing risks.

REVENUE RECOGNITION POLICIES

Points categorizes its revenue in three ways. Principal revenue is any revenue that is not Commission revenue or Interest revenue, as defined below, and includes: Points.com membership dues, partner sign-up fees, technology design, development and maintenance revenues, hosting and management fees, revenues from the performance of services via Points Solutions that are provided directly to loyalty program members where Points assumes credit and/or inventory risk (i.e. acts as a principal), and Points.com Business Solutions membership revenue.  Commission revenue is any commissions earned that are calculated as a percentage of a transaction or a fixed dollar value per transaction. Interest income is any revenue earned through the Corporation’s investing activities arising from its operating cash flow.

Based on these categorizations, the revenue recognition policies for the suite of Points Solutions are as follows:

Points.com:

The Corporation earns revenue from Points.com in three principal ways. First, a commission is earned for certain activities (e.g. Swap, Redeem, Earn, Buy and Share) performed by Points.com members. Points.com charges a commission on all Swap and Redeem transactions based on the value of the loyalty currency tendered for exchange by the loyalty program member. Through the Swap and Redeem models, the participating loyalty program sets a value on the currency tendered for "sale." Based on this valuation, a percentage is remitted to Points.com and the remaining balance is used to purchase the currency of another participating loyalty program. A transaction commission is also earned each time a registered user completes an Earn, Buy or Share transaction on Points.com. The actual commission earned will vary based on the affiliate program partner (Earn transactions) and the loyalty program partner (Buy and Share transactions). Second, loyalty program members may elect to pay a subscription fee to become a Points.com Gold Member. The Gold Membership affords Points.com members benefits not available to registered users who have not purchased memberships. Third, Points.com may earn a non-refundable partner sign-up fee when a partner joins Points.com.

•

Swap and Redeem commissions are a percentage of the exchanged value and are recognized net of costs as the services are provided under the terms of related contracts. (Categorized as Commission revenue)

•

Earn commissions are recognized net of costs as the services are provided under the terms of related contracts. (Categorized as Commission revenue)

•

Points.com membership dues received in advance of services are recognized over the term of service. Throughout 2006 and the first quarter of 2007, subscription fees for the Points.com Gold Membership were $4.95 per month and $49.95 annually. The Corporation will continue to test different subscription rates and benefits packages in 2007, which may result in subscription fees that differ from the above pricing. (Categorized as Principal revenue)

•

Non-refundable partner sign-up fees, for which the Corporation is under no further obligation, are recognized when the program becomes available as a partner on the Points.com Web site. (Categorized as Principal revenue)

Points.com Business Solutions:

The Corporation earns revenue from Points.com Business Solutions(“PBS”) in five principal ways. First, revenue is earned through the development and deployment of new contracted Points Business Solutions and through development efforts related to the amendment of existing solutions. Second, the Corporation is paid a monthly fee to maintain the applications for certain loyalty partners. Third, the Corporation earns a commission for certain activity performed on the various products.  Fourth, the Corporation earns revenue by charging the loyalty program member directly to perform certain services via the Points Solutions. Fifth, the Corporation earns revenue on the sale of memberships.

•

Technology design, development and maintenance revenues are recorded on a "percentage-of-completion" basis. (Categorized as Principal revenue)

•

Hosting and management fees are recognized in the period of service. (Categorized as Principal revenue)

•

Commissions from the sale of loyalty program points or other related loyalty program products where the Corporation has entered into an agreement to earn commissions (either as a percentage of transaction value or a fixed dollar amount per transaction) on each sale are recorded net of costs as the services are provided. (Categorized as Commission revenue)

•

Revenues from the performance of services via Points Solutions provided directly to  loyalty program members that are based on the Corporation’s technology as the central service being offered and where the Corporation assumes credit and/or inventory risk in providing that service are recorded as the services are provided. (Categorized as Principal revenue)

•

Points.com Business Solutions membership revenue (Travel Club) is a combination of Web site maintenance and monthly program management fees recognized in the period of service, as well as a profit share per membership sold, recorded in the period of sale. (Categorized as Principal revenue)

Other

The Corporation earns interest revenue on the cash flows created through the operation of the Points Solutions.  (Categorized as Interest income)

KEY BUSINESS DRIVERS

Revenue growth has historically been, and will continue to be, generated by the growth of membership in and use of the suite of Points Solutions.

Growth in the number of individual members using Points.com is driven by three factors that contribute to increased Web site traffic and the ease with which a consumer can join Points.com to conduct transactions. These factors are Web site usability and enhancements, marketing (awareness and brand) and partner activity. For additional information, see "Points.com Growth" on page 10 hereof.

Growth in Points.com Business Solutions will occur through the growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see "Points.com Business Solutions Growth" on page 12 hereof.

 While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation's growth prospects. For additional information, see "Growth of Loyalty Program Industry" on page 16 hereof.

RESULTS OF OPERATIONS – REVENUES

Overview

	For the three month ended
Revenues	March 31, 2007	Dec.31, 2006	March 31, 2006
Principal(1)	$2,240,287	$1,670,156	$764,083
Commissions(2)	$2,983,278	$2,124,625	$2,010,27
Interest income(3)	42,975	48,274	65,118
Total Revenue	$5,266,540	$3,843,054	$2,839,473

(1) Principal revenue is any revenue that is not Commission revenue or Interest revenue (as outlined in “Revenue Recognition” on page 5) and includes: Points.com membership dues, partner sign-up fees, technology design, development and maintenance revenues, hosting and management fees, revenues from the performance of services via Points Solutions provided directly to loyalty program members, and Points.com Business Solutions membership revenue.

(2) Commission revenue is any commissions earned that are calculated as a percentage of a transaction or a fixed dollar value per transaction (as outlined in “Revenue Recognition” on page 5).

(3) Interest income is any revenue earned through the Corporation’s investing activities.

Revenue for the quarter ended March 31, 2007 was $5,266,540 representing an increase of $1,423,486 (37%)  over the quarter ended December 31, 2006, and an increase of $2,427,068 (85%) over the first quarter of 2006. Principal revenue accounted for 43% of the revenue. Compared to fourth quarter of 2006, Principal revenue increased by $570,132 (34%), three percent (3%) of which was due to the strengthening US dollar. Commission revenue accounted for 57% of the revenue.  Compared to the fourth quarter of 2006, Commission revenue increased by $858,653 (40%), three percent (3%) of which was due to the strengthening US dollar. Interest income accounted for the remaining approximately 1%. For additional information see "Revenue Growth" on page 9. Interest income decreased by 11% from the quarter ended December 31, 2006 due to a lower average period cash and short term investments. See "Other Factors Contributing to Revenue Growth – Interest Income" on page 14 for additional information.

A substantial portion of Points' revenue is generated through the provision of Points.com Business Solutions for loyalty programs by way of fees for technology services and transaction fees or commissions paid to Points by the operators of the loyalty programs, and fees charged directly to the loyalty program member for the provision of certain services where the Corporation is the principal in the transaction.

For the three-month period ended March 31, 2007, there are two customers that individually represent greater than ten percent of the Corporation’s consolidated revenues.  In aggregate, the two customers represent approximately 55% of the Corporation’s consolidated revenues.  Three customers individually represented greater than ten percent of consolidated revenues in the three-month period ended March 31, 2006 (58% in aggregate) and one customer in the fourth quarter of 2006 (36%). In addition, as at March 31, 2007, 50% (first quarter 2006 – 76%) of the Corporation's deposits are due to these customers.  The two customers included in 2006 are included in the first quarter of 2007.

In the first quarter of 2007, approximately 93% of the Corporation's revenues were recurring revenues (management considers revenues from monthly management fees, membership fees, transaction fees, commissions and interest to be recurring) and 7% were from non-recurring sources (management considers one-time web development, loyalty program sign up fees and integration fees to be non-recurring). For the fourth quarter of 2006, approximately 87% were recurring revenues and 13% were from non-recurring sources. For the first quarter of 2006, approximately 91% were recurring revenues and 9% percent were from non-recurring sources. Non-recurring revenues (aggregate revenues and percentage of operating revenues) were lower than the prior period as the Corporation continues to expand the sales of new and existing PBS products. These new products will have a positive impact on recurring revenues in the future. Management of the Corporation believes that, in the long term, focusing on growing recurring revenues, which generate revenues for both the partners and Points, is in the best interest of the Corporation.

	For the three months ended
Revenues	March 31, 2007	Dec. 31, 2006	March 31, 2006
Recurring revenues (including interest income)	$4,921,196	$3,361,984	$2,591,275
Non-recurring revenues	345,344	481,070	248,198
Total Revenue	$5,266,540	$3,843,054	$2,839,473

Management recognizes that the Corporation must achieve profitability through revenue growth and cost management.

Points Solutions' (comprising Points.com and Points.com Business Solutions) operations are not significantly influenced by seasonality. There is, however, one period of time during the year in which growth slows or declines and two periods in which growth is typically stronger:

•

Because Points.com is, in part, a channel for members to acquire retail goods using their various loyalty program currencies, it benefits from the general retail industry trend of increased sales during the fourth quarter.  Additionally, one of the two Elite products is only available to the loyalty programs' consumers from late January to mid April with most of the activity occurring during February and March.

•

In addition, during July and August, Points Solutions experiences a slight decline in activity as fewer consumers are online purchasing, transferring, Swapping or Redeeming miles. This modest decline (per product) has occurred in each of the past two years. However, on a year-over-year basis the business grew.

On November 8, 2006, the Corporation reaffirmed its business outlook for both fiscal year 2006 and 2007. The Corporation achieved results consistent with the business outlook by achieving a positive EBITDA in the fourth quarter of 2006 of $164,957. For 2007, the Corporation has modified its 2007 business outlook and now expects revenues to be between $21 million and $24  million and to achieve a positive EBITDA for the full fiscal year. The revenue outlook assumes that the existing products and services will continue to perform along historical growth curves and that the transaction rates of new contracted products and services will grow in a manner consistent with the Corporation’s experience with existing partners. In addition to the revenue assumptions above, the expense outlook incorporates modest expense growth versus the prior year. This outlook is based on the Corporation's current views; however actual outcomes are not certain. For more information see page 1 of this MD&A "Forward Looking Statements".

Revenue Growth

Revenue growth has historically been and will continue to be generated by the growth of membership in and use of the suite of Points Solutions products. Growth in product usage will occur from the growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on continuing business development efforts, is optimistic about new revenue sources in future quarters.

Growth in Use of Points Solutions

The suite of Points Solutions experiences revenue growth based on the number of loyalty program partners and consumer members who participate in the various programs. During first quarter of 2007, one new partner joined Points.com. On the PBS side, several new partner relationships or products were executed or launched during the quarter including, US Air Transfer and HBC Gift. Additionally, the Corporation and Alaska Airlines renewed their relationship as of January 1, 2007 for an additional three years.  The renewed relationship sees the Corporation taking on more active responsibility operating all of the PBS products - Buy Miles, Gift Miles, Corporate Miles and Transfer Miles programs - including credit card fees and associated credit card processing risks. Prior to launch on Points.com, the Corporation has been providing technology services to the American Express Membership Reward Program by providing real-time point transfers with several of their partners. In January of 2007, the Corporation announced an extension of its contract with American Express that includes additional participation on Points.com and additional integrations. In 2007, to the date hereof, the Corporation has, excluding partnerships already announced, contracts with three new partners to join Points.com, six partners have signed contracts for the purchase of seven new products and two integration partners have signed contracts for five integration add-ons.

Partner Summary – Total Number of Partners(1)	As at
	March 31, 2007	Dec. 31, 2006	March 31, 2006
Number of Partners on Points.com(2)	52	51	48
Number of Partners with Points.com Business Solutions	22	22	22
Cumulative Points Transacted (000,000s)	26,947	24,161	17,508

Notes:

(1)

A "partner", for the purposes of Points.com, is a loyalty program operator that has agreed to allow its members to join the Points.com portal and engage in one or more types of transactions on the Points.com portal or is a retail business that has agreed to allow purchases to be made on the Points.com portal for certain of its retail products using loyalty program currency. A "partner", for the purposes of Points.com Business Solutions, is a loyalty program operation that has acquired one or more of the technologies offered from the Points.com Business Solutions suite of technologies and continues to have Points.com operate the product. As at March 31, 2007 13 operators, were partners in both Points.com Business Solutions and Points.com.

(2)

On March 31, 2007, Points.com partners included  loyalty program operators and  gift certificate programs.

Points.com Growth

Currently, the Points.com business model is dependent on the number of registered users acquired per period, the number of registered users completing a Swap, Redeem, Earn, Buy, or Share transaction (referred to herein as "transacting user(s)"), the number of transactions completed per transacting user, the total number of miles or points transacted per individual transaction and the mix of loyalty program partners available to consumers.

The number of registered users acquired per period is a function of the Corporation's partner and third-party marketing activities. See page 19, "Marketing and Communications" for a more detailed explanation. The Corporation will continue to focus its marketing spend in 2007 on partner marketing.

For the three month ended
Points.com metrics as at	March 31, 2007	Dec. 31, 2006	March 31, 2006
New registered users	93,502	124,866	102,514
Total registered users(1)	1,623,897	1,531,449	1,181,769

Note:

(1)

Cumulative registered users consist of the number of registered users at the beginning of the period plus new registered users for the period less users who have deregistered during the period.

The number of transacting users and the number of transactions are driven by two factors:

•

Web site usability and enhancements; and

•

Marketing (merchandising, awareness and brand).

Management believes that improvements in Web site usability through 2006 enhanced the Corporation's ability to market and merchandise to its consumer base.

Accordingly, significant marketing efforts were devoted, throughout 2006 and into 2007, to converting registered users into transacting users. These efforts were in two categories: targeted email marketing campaigns and the introduction of a new feature, the Suggestion Engine, to Points.com on February 16, 2006. The Suggestion Engine uses the details of individual users’ balances in their various loyalty program accounts to generate Suggestions: proposed transactions designed to make the best use of the miles or points in a particular account, based on the individual’s goals or objectives for collecting the currencies. By the end of 2006 the two categories were combined when a highly focused email campaign began, delivering Suggestions directly to consumers rather than depending on their visiting the Web site to see them.

	March 31, 2007	Dec. 31, 2006	March 31, 2006
Percentage change vs. prior period in the number of Points.com transactions	(21%)	26%	(13%)
Percentage change vs. prior year in the number of Points.com transactions	8%	19%	114%

Beginning in 2007, an additional element of targeting was introduced to the Points.com marketing mix. Since the Corporation’s ultimate economics are more significantly effected by the number of miles or points transacted than the number of transactions and in concert with the focus on generating additional transactions, the Corporation is now focusing resources on targeting higher value users in its base.  Higher value users are defined as those users with larger balances of miles/points in their accounts. Average transaction size is anticipated to increase as a result.

	March 31, 2007	Dec. 31, 2006	March 31, 2006
Percentage change vs. prior period in the number of points/miles per transaction on Points.com	13%	4%	7%
Percentage change vs. previous year in the number of points/miles per transaction on Points.com	13%	7%	(18%)

Progress has also continued in the expansion and improvement of the Points.com partner mix. The number of loyalty program partners added, and their industry mix, are two important elements in the growth of Points.com as they directly impact the consumer value proposition. Said differently, the more loyalty programs that a consumer participates in that are also Points.com partners, the greater that consumer's opportunity to maximize the value of his or her collective loyalty programs. By launching American Express on Points.com and completing the contracted relationship with Bally Technologies, the Corporation has added two new industry verticals (financial services and gaming) to the consumer channel. The number of partners participating on Points.com has increased by 2% since December 31, 2006. See page 12, "Growth in Use of Points Solutions" for a summary of growth in the number of partners. Management expects to continue to round out the partner industry mix and add new partners in fiscal year 2007.

Points.com Business Solutions Growth

Each Web site or Web site component created as a part of Points.com Business Solutions has been designed with the relevant partner's look and branding. Points has begun to take a principal role in certain transactions conducted directly with certain loyalty program’s members. Continuing to develop this principal activity is a main focus of the Corporation and is the foundation of much of the new business development activity now underway. Additionally, Points has seen continuous growth in the transactions conducted through these products since each launch and management expects this trend to continue for new and existing Points.com Business Solutions. In addition, Points has recently engaged in discussions with a select group of partners to apply its online marketing and other "best practices" to stimulate increased transaction activity on the partners' sites (i.e., the sites run and hosted by Points). The initial objective is to increase transaction revenues for select products with select partners in 2007 by incorporating the Corporation's subject matter expertise and merchandising experience. The Corporation has begun implementing several initiatives with the aforementioned partners and products.

Points.com Business Solutions metrics as at	March 31, 2007	Dec. 31, 2006	March 31, 2006
Total Unique Partners	22	22	22
Total Points.com Business Solutions(1)	72	69	62
Note: (1) Each Web site or Web site component created and maintained by Points.com is one "Points.com Business Solution."

Points.com Business Solutions Number of Products as at	March 31, 2007	Dec. 31, 2006	March 31, 2006
Buy	18	18	16
Gift	18	17	15
Transfer	9	8	7
Corporate	11	11	12
Elite	2	2	2
Systems Design	6	6	5
Integrate partners(1)(2)	5	5	5
Auction	2	2
Travel Club	1	1	-
Total Points.com Business Solutions	72	70	62

Notes:

(1) Each Integrate partner will have third parties integrated into its technology platform.

(2) There are 17 existing partner integration add-ons among the five Integrate partners as at March 31, 2007.

 Sources of Revenue Growth

Approximately 99% of the Corporation's revenue in the first quarter of 2007 (approximately 99% in the last quarter of 2006 and 98% in the first quarter of 2006) was generated through its Points Solutions, which have two primary types of growth: growth and increased use of existing contracted Points Solutions; and the development of new contracted Points Solutions. The remaining 1% of revenues is interest income. The following table indicates the split between existing and new Points Solutions and excludes revenues from interest income.

For the quarter ended

Percentage of Revenues by Source	March 31, 2007	Dec. 31, 2006	March 31, 2006
Existing Points Solutions (including growth of existing solutions)	64%	64%	89%
New contracted Points Solutions with new and existing partners	36%	36%	11%

Existing Points Solutions

The large majority of existing products that Points operates, including those on behalf of partner loyalty programs, continue to grow through increased consumer awareness, consumer adoption and loyalty program growth. As Points earns transaction fees charged directly to the loyalty program member or commissions from the loyalty program operators and as the products continue to grow, Points expects to continue to derive significant revenues from its existing products.

Revenue from existing Points Solutions experienced strong growth and went from $ 2.43 million in the last quarter of 2006 to $ 3.32 million in the first quarter of 2007 (i.e., 64% of the total

Points Solutions revenue).

New Contracted Points Solutions

Selling additional Points Solutions is an important source of new revenue. New Points Solutions sold to loyalty program partners grow the base of products being managed and therefore the existing revenue base and, in the case of sales to new loyalty program partners, provide an opportunity to place additional Points Solutions with the same partner. Revenues from new Points Solutions increased from $1,366,893 in the last quarter of 2006 to $1,902,745 in the first quarter of 2007. New revenues were $311,464 in the first quarter of 2006. In the first quarter of 2007 $345,000 (18%) of the new revenues were non-recurring.

The Corporation placed 3 new products in the first quarter of 2007, and the total number of products placed with partners increased from 69 (in the fourth quarter of 2006) and 62 (in the first quarter of 2006) to 71 . In addition, 17 third-party integrations have been implemented with the 5 Integrate partners. Management expects that growth in 2007 will continue to be from a combination of North American and international partners.

Management believes that the suite of Points Solutions is applicable to all large loyalty program partners and will continue to focus business development resources on both sales of new products to current partners and sales to new partners. Management is continuing to focus on expanding the Points.com partnership base in 2007 across various loyalty markets. In particular, Points will continue to focus on contracting reward programs in the financial services, gaming, hotel, retail, and online categories throughout 2007.

Projected revenues for 2007 attributed to the deployment of new Points Solutions are more difficult to project than growth in existing Points Solutions. Future revenue growth is still substantially dependent upon new contracts for the suite of Points Solutions products. While management expects continued business development success, there is no certainty that Points.com will continue its past success at acquiring new contracts with new or existing partners.

Other Factors Contributing to Revenue Growth

In addition to the sources of revenue and growth described above, three other factors contribute to the Corporation's financial performance: interest income; fluctuations in foreign exchange rates; and the growth of the loyalty program industry.

Interest Income

The Corporation earned interest income of 42,975 in the first quarter of 2007, compared with 48,274 in the fourth quarter of 2006. In the first quarter of 2006 interest income was 65,118. The decrease in interest income relative to 2006 is a function of lower balance of funds invested in higher yield assets. The bond and money market portfolio has a duration of less than two years. Foreign currency continues to be invested in short-term and money market instruments. Points' short-term investments are valued quarterly at the lower of cost or market value. In the long term, as Points' business continues to grow, cash and short-term investment reserves and related interest income are also expected to increase. Interest rates will continue to influence interest earnings. A summary of the Corporation's investments is as follows:

As at March 31, 2007	Yield %(1)	C$ Denominated	US$ Denominated	Other Denominated	C$ Total(2)
Cash held at bank	0.543%	CAD$782,980.34	US24,353,999.07	€ 1,106,935.69 £ 883,894.49 CHF 26,670.67	$ 32,670,345.93
Money market securities(3)	3.85%	890,823.53			890,823.53
Total		CAD$1,673,803.87	US$24,353,999.07		$33,561,169.46

Notes:

(1)

Yield as at March 31, 2007

(2)

C$ Total represents total cash held at bank inclusive of all denominations; C$ Denominated, US$ Denominated and Other Denominated currencies are a subset of the C$ Total and are represented in their local currency amount.

(3)

Money Market Securities and Commercial Paper yields are calculated as the simple average of the portfolio’s yield to maturity.

Foreign Exchange Rates

The translation of the Corporation's revenues and expenses is, and will continue to be, sensitive to changes in the U.S. / Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 94% of the Corporation's revenues are in U.S. dollars and the remaining 6% are split between Canadian dollars, Euros, British Pounds and Swiss Francs. Management expects that the percentage of U.S. dollar revenues will not decrease significantly in 2007. Therefore, if the U.S. dollar continues to depreciate against the Canadian dollar, it will affect the ability and/or timing of the Corporation to become profitable. In the first quarter of 2007, approximately 54% of the Corporation's general and administration expenses were in Canadian dollars and 46% were U.S. dollar-based. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

In the first quarter of 2007, the average FX Rate (US$1.0 = C$ 1.167) used to translate revenues and expenses into Canadian dollars rose. See "Results of Operations – Revenues, Overview" for the impact of the FX Rate on the Corporation’s revenues and expenses.

U.S. / Canadian FX Rates	March 31, 2007	Dec. 31, 2006	March 31, 2006
Period Start	1.166	1.114	1.166
Period End	1.156	1.166	1.168
Period Average	1.167	1.132	1.154

Growth of the Loyalty Program Industry

The Economist reported on the growing importance of loyalty programs in an article from its May 2, 2002 issue, entitled "Fly me to the moon," noting that on an annual basis, airlines sold "roughly US$10 billion worth of miles to partners, such as credit card firms." In another article (entitled "Frequent-flyer economics," from the same issue), The Economist reported that "frequent flyer miles started as a marketing gimmick, but they have become a lucrative business," and that "roughly half of all miles are now earned on the ground, not in the air." In an updated article, dated January 6, 2005, and titled "In Terminal Decline, the dollar has already been toppled as the world's leading currency." The Economist reported that, by the end of 2004, "the world-wide stock of unredeemed frequent flyer miles is almost 14 trillion miles [. . .] and the total global stock of frequent flyer miles is worth over US$700 billion."

Management understands that members of loyalty programs are much more likely to utilize Points.com and the other products from the suite of Points Solutions when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles that an economy-class flight) and by program type (the "cost" of a flight typically starts between 15,000 and 25,000 miles whereas a night in a hotel starts at 5,000 points). Therefore, growth in consumer loyalty program account balances will create demand for Points Solutions. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time, and the number of consumers moving through a loyalty redemption (for example, receiving an award of some type).

Several respected periodicals estimate strong growth in the popularity of and participation in loyalty programs. For example, in addition to The Economist cited above, the "frequent flyer facts" section of the Web site of InsideFlyer magazine (www.webflyer.com), a leading publication for members of frequent traveler programs, writes:

"Loyalty programs grow at a rate of 11% per annum, with over 120 million members worldwide. While there are about 92 frequent flyer/guest programs in the world, American AAdvantage, the largest frequent flyer program in the world, began with 283,000 members in 1981 and has grown to more than 45 million members." (sic)

RESULTS OF OPERATIONS – EXPENSES

General and Administration Expenses

Expenses increased by 35% relative to the fourth quarter of 2006 and 27% versus the first quarter of 2006. Material changes in expenses will be described in each section below.

	For the three months ended
EXPENSES	March 31, 2007	Dec. 31, 2006	March 31, 2006
General and Administration Expenses
Employment Costs(1)	$ 2,129,942	$1,825,508	$2,337,059
Direct PBS Costs(2)	$947,121	-	-
Technology Services(3)	279,551	209,012	358,954
Marketing and Communications	348,673	722,077	324,900
Sales Commission and Related Exp.	534,656	310,772	166,423
Other(4)	709,906	610,728	702,393
Sub Total	4,002,728
Total	$4,949,848	$3,678,097	$3,889728

  Notes:

(1) Employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (Canada Pension Plan and Employment Insurance).

(2) Direct PBS Costs include any direct costs related to generating revenue directly from loyalty program members via Points Solutions or fulfilling redemption of certain Points Solutions product offerings. For more information on revenues associated with this cost see, “Overview of Points’ Business – Points.com Business Solutions” on page 3, and “Results of Operations – Revenues – Points.com Business Solutions” on page 6.

(3) Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.

(4) Other expenses include travel, professional fees, insurance, office rent and expenses and regulatory expenses.

As the Corporation continues to increase loyalty program participation in and sales of the Points Solutions, significant resources continue to be required. Management has made revenue growth of the underlying business as the highest priority while continuing to be diligent about controlling costs and capital expenditures. As a result of revenue growth and controlling costs, the Corporation expects to achieve a positive EBITDA for the year in 2007, as stated in the business outlook. See page 1 "Forward-Looking Statements" for safe harbour provisions. While achieving EBITDA positive in 2007, the Corporation still expects that its expenses will increase relative to 2006. This is due to increased direct PBS costs, higher expenses relating to marketing and branding (both Points.com and the marketing of certain PBS products), and higher sales commissions. The increase will be partially offset by lower capital expenditures.

Employment Costs

Employment costs increased by 17% relative to the fourth quarter of 2006 and decreased 9% versus the first quarter of 2006. One third of the increase from the fourth quarter of 2006 was a non-recurring employment health tax charge.

Effective January 1, 2004, the CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. For stock-based compensation issued to employees, the Corporation recognizes an expense. The Corporation accounts for its grants in accordance with the fair value method of accounting for stock-based compensation. The amounts charged to expense for costs relating to the first quarter of 2007 are $137,546 compared to $96,205 for the fourth quarter of 2006 and $110,461 in the first quarter of 2006.

	For the three months ended
	March 31, 2007	Dec. 31, 2006	March 31, 2006
Employee Stock Option Expense	$137,546	$96,205	$110,461

As at March 31, 2007, the Corporation had 63 full-time employees. In recognition that several large technology development initiatives had been completed, the Corporation reduced the size of its workforce in July, 2006 to align resources with current development projects scheduled to be completed within the next 12 months.

	As at
Full-Time Headcount(1) by Department	March 31, 2007	Dec. 31, 2006	March 31, 2006
Technology	26	27	43
Finance and Administration	15	14	15
Business Development & Account Management	10	10	11
Marketing and Customer Service	12	11	15
Total(2)	63	62	84

Notes:

(1)

Headcount includes active employees and contractors covering a leave of absence for full-time positions within the department.

(2)

In addition to the full-time positions employed, the Corporation had six short-term contractors on staff at March 31, 2007.

Direct PBS Costs

Direct PBS costs were introduced in the first quarter of 2007 and relates to any direct cost of generating revenue directly from the loyalty program members via the Points.com Business  Solutions or fulfilling redemption of certain Points.com Business Solutions product offerings. See “Revenue Recognition Policies – Points.com Business Solutions on page 6 for a description of the revenue that these costs are associated with.

Technology Services

Technology services expenses increase in increments based on business growth, product performance and hardware and software operating capacity. As technology services costs are a function of the number of partners and Points Solutions products, these costs grow as revenue grows. In general, as loyalty program partners and products are added to the infrastructure, leading to an increase in transactional volume, additional servers, processors, bandwidth, memory, etc., are required to provide a secure and robust production environment. In the first quarter of 2007, technology services costs were 34% higher versus the fourth quarter of 2006 and down 22% versus the first quarter of 2006. Management expects these costs to grow marginally in 2007 with the continued expansion of Points Solutions.

Marketing and Communications

Marketing costs in the first quarter of 2007 decreased by $373,404 (52%) over the fourth quarter of 2006 and increased $23,773 (7%) versus the first quarter of 2006. The marketing and branding foundation built in 2005 and 2006 has made it possible to effectively execute efficient and productive promotions with partners. Advertising expenditures in the fourth quarter of 2006, and continuing in 2007, are focused on partner marketing initiatives, increasing the number of placements on partner sites and the effectiveness of existing placements.

In addition, the Corporation has begun marketing initiatives, in certain cases at its own cost, to grow Points.com Business Solutions revenues. Marketing of Points.com Business Solutions products accounted for 10% ($34,120) of the total marketing expenditures in the first quarter of 2007.

Sales Commissions and Expenses

Sales commissions and expenses in the first quarter of 2007 have increased by $223,884 (72%) over the fourth quarter of 2006 and $368,233 (221%) over the first quarter of 2006. Sales commissions are primarily related to Points.com Business Solutions and various subcontracting relationships that the Corporation has entered into in order to offer certain products and will continue to vary according to partners contracted and growth of existing products. Management expects sales commissions to increase throughout 2007 through growth in existing Points Solutions and new Points.com Business Solutions business contracted. Certain products have revenue sharing arrangements with the Corporation’s non-loyalty partners that do not vary with revenues.

Other Operating Expenses

Other operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Other operating expenses in the first quarter of 2007 increased by $99,177 (16%) over the fourth quarter of 2006 and $7,513 (1%) over the first quarter of 2006.

RESULTS OF OPERATIONS – NON-CASH EXPENSES

Forward-looking statements contained in this section with respect to future expenses of the Corporation are not guarantees of such future expenses and involve certain risks and uncertainties that are difficult to predict (see page 1 "Forward-Looking Statements" for safe harbour provisions). Any changes in the Corporation's amortizing assets will subsequently change the Corporation's amortization expense.

Amortization Expenses

The Corporation recorded amortization expenses of $795,414 in the first quarter of 2007 compared to $771,405 in the fourth quarter of 2006 and $755,654 in the first quarter of 2006. The differences were attributed to the charges outlined in the following table:

	For the three months ended
Amortization Expense	March 31, 2007	Dec. 31, 2006	March 31, 2006
Deferred Costs	$132,925	$142,047	$132,925
Intangible Assets	202,037	210,257	226,696
Property, Plant and Equipment	460,452	419,101	396,033
Total	$795,414	$771,405	$755,654

Amortization of Deferred Costs

	For the three months ended
Deferred Costs	March 31, 2007	Dec. 31, 2006	March 31, 2006
Amortization	$132,925	$142,047	$132,925

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings. Points has incurred deferred costs in connection with the following financial transactions:

a.

The Corporation reports deferred financing charges in connection with the Series Two Preferred Share as this financial instrument is also classified as debt. The Series Two Preferred Share has 24 amortization quarters remaining.

b.

In consideration of the value to the Corporation of the Alignment Agreement with American Airlines, the Corporation issued 2,196,635 Common Shares to American Airlines valued at $2,240,568. The value of the Common Shares issued has been recorded under deferred costs and will be amortized over a five-year period. There are 6 amortization quarters remaining.

c.

Selected Points.com Business Solution technology costs incurred ($123,390) have been deferred over the expected lifetime of certain partner relationships. Of the two relationships, one has completed its amortization in the fourth quarter of 2006 and the first quarter of 2007 represents the last period of amortization for the other.

Amortization of Intangible Assets

Amortization expense of intangible assets is related to the intangible assets (i.e., partner contracts) acquired through the MilePoint Acquisition (defined on page 29 "Commitments Related to MilePoint Acquisition") which started in the second quarter of 2004. Goodwill related to the acquisition is not amortized. If the assets are deemed to have become impaired, the goodwill will be written off in the appropriate period.

	For the three months ended
Intangible Assets	March 31, 2007	Dec. 31, 2006	March 31, 2006
Amortization	202,037	210,257	226,696

Amortization of Property, Plant and Equipment

The increase in amortization expense reflects purchased assets that have been capitalized and the amortization periods have begun. The increase in amortization of Property, Plant and Equipment includes the capitalization of Web site development costs incurred in the Web site application and infrastructure development associated with Points.com and other applicable technology development, computer hardware, software and leasehold improvements.

	For the three months ended
Property, Plant and Equipment	March 31, 2007	Dec. 31, 2006	March 31, 2006
Amortization	460,452	419,101	396,033

Other Non-Cash Expenses

Foreign Exchange Loss (Gain)

	For the three months ended
Foreign Exchange Loss (Gain)	March 31, 2007	Dec. 31, 2006	March 31, 2006
Unrealized foreign exchange loss (gain)	$(322,602)	$(124,118)	$(31,952)
Realized foreign exchange loss (gain)	305,735	384,097	19,488
Total	$16,867	$(259,979)	$(12,464)

The foreign exchange gain (loss) arises from re-valuing certain balance sheet accounts (e.g., U.S. dollar denominated cash and short-term investments and U.S. dollar denominated deposits). Each quarter, certain balance sheet accounts are re-valued in accordance with the period-ending FX Rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has no control over the foreign exchange gain or loss from one period to the next. In general and strictly relating to the foreign exchange gain (loss) of revaluing certain balance sheet accounts, a strengthening U.S. dollar will lead to a foreign exchange gain while a weakening U.S. dollar will lead to a foreign exchange loss.

Management believes that the non-cash foreign exchange gain (loss) makes the Corporation's business performance more difficult to discern and has therefore moved the non-cash charge (or gain in some periods) below the profit(loss) before interest, amortization and other deductions  line.

Interest on Convertible Debentures

On April 12, 2006, Point's 8% Unsecured Convertible Debentures automatically converted into approximately 18.9 million common shares. As a result, accrued interest on the principal amount of the Debentures ceased to be payable.

Interest on Debenture	2008	2007	2006	2005	2004	2003	2002	2001
Accrued Interest ($000s)	Nil	nil	195	778	884	854	660	522
Debenture Value ($000s)	Nil	nil	9,894	9,699	8,920	8,036	7,183	6,522

Interest had accrued on the Convertible Debentures from March 15, 2001, the original issue date, to April 4, 2005, and compounded on an annual basis on the day immediately prior to each anniversary at 11%. Effective April 4, 2005, until April 11, 2006, interest on the outstanding principal amount of the Debenture accrued at 8% per annum.

Interest on the Series Two and Series Four Preferred Shares

Interest on Preferred Shares	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Series Two Preferred Accrued Interest ($000s)	244	868	868	868	868	868	868	868	868	868	624
Series Two Preferred Share Value ($000,000s)	21.1	20.8	19.9	19.1	18.2	17.3	16.5	15.6	14.7	13.9	13.0
Series Four Preferred Accrued Interest ($000s)	60	242	242	242	242	242	242	242	181	nil	nil
Series Four Preferred Share Value ($000,000s)	5.4	5.3	5.1	4.8	4.6	4.4	4.1	3.9	3.6	nil	nil

See "IAC/InterActiveCorp Investment" on page 24 hereof for additional information.

RESULTS OF OPERATIONS – EARNINGS AND SHAREHOLDERS' EQUITY

Loss

The Corporation reported a net loss of $811,048 for the first quarter of 2007, compared with a net loss of $617,183 for the fourth quarter of 2006 and $2,251,212 in the first quarter of 2006.

Shareholders' Equity

The shareholders' equity declined from ($3,394,202 at December 31, 2006 to ($3,884,273 at March 31, 2007. This was the result of the net loss for the period of $811,048 and partially offset by the conversion of the convertible debentures and their accrued interest. For additional information, see Note 7 of the Corporation’s 2006 audited consolidated financial statements.

Loss Per Share

The Corporation's loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 93,722,119 shares at March 31, 2007, compared with 71,561,017 shares at December 31, 2006 and 63,394,531 at March 31, 2006

The Corporation reported a net loss of $0.07 per share for the quarter ending March 31, 2007, compared with a net loss of $0.11 per share for the quarter ending December 31, 2006 and $0.13 for the quarter ending March 31, 2006. For the comparable periods, the impact on the loss per share of the fully diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully diluted basis). Therefore, in accordance with GAAP, fully diluted loss per share is not provided. The fully diluted calculation would have otherwise included Common Shares underlying outstanding securities, such as options, warrants and preferred shares convertible or exercisable to acquire Common Shares.

LIQUIDITY

Overview of Liquidity

Management views liquidity as the Corporation's ability to generate sufficient cash (or short-term investments) to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance sheet indicators of liquidity include cash and short-term investments, accounts receivable and accounts payable. Profit(loss) before interest, amortization and other deductions is seen by management as a key indicator of the change in the liquidity of Points' operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of Points.com Business Solutions and to Points.com, revenues are expected to grow, resulting in increased liquidity.

Profit(Loss) before interest, amortization and other deductions (EBITDA)

Management recognizes that the earnings(loss) before interest, amortizations and other deductions, hereafter referred to by management as EBITDA, is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash burn or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (depreciation and amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. Employee bonuses are determined based on achieving an EBITDA target determined by the Board of Directors.

For the quarter ending March 31, 2007, the Corporation's EBITDA was $316,692. This compares with EBITDA of $164,957 for the quarter ending December 31, 2006 and ($1,050,256  for the quarter ending March 31, 2006. See "Selected Financial Results and Highlights" on page 33 of this MD&A and the Corporation's "Consolidated Statements of Operations" on page 4 of the consolidated audited financial statements for a reconciliation from EBITDA (earnings (loss) before interest, amortizations and other deductions) to net loss. Management achieved EBITDA profitability of $164,957 in the fourth quarter of 2006 and $316,692 in the first quarter of 2007. The improvement in EBITDA was achieved by controlling costs (See page 17 “General and Administration Expenses ” for additional information) and growing revenues. Management expects to achieve EBITDA profitability for fiscal year 2007. See page 7 “Results of Operations, Revenue - Overview ” for additional information and page 1 "Forward-Looking Statements" for safe harbour provisions.

IAC/InterActiveCorp Investment

The following is a general summary of the terms of two investments in the Corporation by IAC/InterActiveCorp ("IAC"), through its affiliate Points Investments, Inc. Comprehensive disclosure of these investments is set out in Points' Material Change Reports dated March 21, 2003 and April 5, 2005, which are incorporated by reference herein. See also "Long Term Liabilities and Commitments" on page 28 below.

In the 2003 investment, Points issued one Series Two Preferred Share and Common Share purchase warrants (now expired) for aggregate cash consideration of $12.4 million and $2.7 million, respectively. As at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 24,028,016 Common Shares.

In the 2005 investment, Points issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611. As at the date hereof, the Series Four Preferred Share is convertible, for no additional consideration, into 5,411,434 Common Shares.

Each of the Series Two Preferred Share and the Series Four Preferred Share contains anti-dilution protection provisions.

Cash, Cash Equivalents, Short-Term Investments and Current Assets

The Corporation had cash, cash equivalents and short-term investments of $33,561,169 at March 31, 2007, $24,689,040 at December 31, 2006 and $23,129,529 as at March 31, 2006.

As at	March 31, 2007	Dec. 31, 2006	March 31, 2006
Cash, Cash Equivalents and Short-Term Investments	$33,561,169	$24,689,040	$23,129,529
Accounts Receivable	2,156,580	2,310,252	2,581,245
Prepaids and Sundry Assets	2,305,789	2,124,925	2,076,929
Total Current Assets	$38,023,539	$29,124,218	$27,787,703

Cash, cash equivalents, and short-term investments increased by $8,872,129 from December 31, 2006. The increase in cash, cash equivalents, and short-term investments relative to the fourth quarter of 2006 are primarily related to the increase in deposits, accounts payable and the positive EBITDA from both the fourth quarter of 2006 and the first quarter of 2007, and offset by capital expenditures for the period. See page 27 “Current Liabilities” for growth in cash, cash equivalents, and short-term investments attributed to deposits and accounts payable.

Cash from Exercise of Certain Warrants and Options

Certain "in-the-money" warrants and options are currently due to expire within 12 months from the date of this MD&A. Assuming that the market price of the Common Shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities would increase cash by approximately $52,574. Assuming the exercise in full of these securities, issued and outstanding Common Shares would increase by 505,473 shares. See page 31 "Outstanding Share Data" for additional information on the Points.com options and related put rights.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at December 31, 2006

Security Type	Expiry Date	Number	Strike Price	Proceeds
Points International Ltd. Options	16/2/2008	120,000	0.22	$26,400
Points International Ltd. Options	29/4/2008	17,500	0.87	15,225
Points International Ltd. Options	11/14/2007	1,670	0.25	418
Points International Ltd. Options	6/26/2007	7,500	0.25	1,875
Points International Ltd. Options	4/5/2007	3,000	0.28	840
Points.com Options + put rights	8/13/2007	355,803	0.022	7,816
Total		505,473		$52,574

Subsequent to quarter end, and as at May 4, 2007, the following securities have been exercised or expired:

Security Type	Date	Number	Strike Price	Proceeds
Points International Ltd. Options - exercised	2/7/2007	3,000	0.28	840

Accounts Receivable

The Corporation expects accounts receivable to grow proportionately with growth in revenues; however there is some variability in this trend. Management deems the risk of bad debts to be nominal based on the structure and nature of the Corporation's business and the corresponding cash flows.

Ability to Fund Future Growth

In the first quarter of 2007, the Corporation had cash flows provided by (used in) operating activities of $ 9,026,186 after changes in non-cash balances related to operations. Management expects that the revenue growth of new products launched in 2006 and the first quarter of 2007, combined with the cost reducing actions undertaken in 2006 may afford the Corporation the time to build the business and the revenues through to profitability in 2007 and beyond. While the Corporation was EBITDA profitable for the fourth quarter of 2006, the EBITDA for the fiscal year 2006 was negative. The Corporation expects to be EBITDA profitable for the year in 2007 however, it is currently not generating an operating profit (revenues minus general and administration expenses) and has never had a positive net income quarter in its operating history.

Property, Plant and Equipment

The additions to property, plant and equipment of $125,518 in the first quarter of 2007 include capitalized employment costs for Points.com and costs related to the development of other PBS products during the year. See "Capital Resources – Planned Capital Expenditures" on page 30 for additional information. Management continues to make controlling the Corporation's technology costs a priority.

Additional capitalized development costs associated with the Points.com technology will increase property, plant and equipment and the corresponding amortization in 2007 and beyond albeit at a lower rate than in prior years.

As at	March 31, 2007	Dec. 31, 2006	March 31, 2006
Furniture and equipment	212,765	220,981	$258,237
Computer equipment	256,479	262,065	305,811
Software	3365,249	476,249	702,189
Technology Development Costs	1,459,111	1,638,432	1,931,051
Leasehold improvements	305,700	336,511	403,124
Total Plant, Property and Equipment	$2,599,305	$2,934,238	$3,600,412

Goodwill

The MilePoint Acquisition resulted in $3,780,166 allocated to amortizing intangible assets and $4,800,722 ($4,600,722 from goodwill and $200,000 for other costs) to goodwill. In accordance with CICA Handbook Section 3062, goodwill will not be written off unless it is deemed to have become impaired. Management tested the acquisition goodwill for impairment at December 31, 2006, and the acquisition goodwill was deemed not to be impaired. In accordance with GAAP, management will continue to test the acquisition goodwill for impairment on an annual basis.

No costs related to the MilePoint Acquisition were incurred in the first quarter of 2007.

Current Liabilities

Current liabilities at March 31, 2007 were $33,003,234 compared with $24,535,576 at December 31, 2006 and $20,690,521 at March 31, 2006. The increase compared to the fourth quarter of 2006 is related to the increase in deposits and accounts payable.

Through arrangements with partner loyalty programs such as those for Buy and Corporate solutions, Points processes transactions involving the online sale of loyalty currencies and collects the funds on behalf of the loyalty program partner. Gross proceeds received on the sale of loyalty program points, net of the commissions earned by Points, are included in deposits until remitted to the partner. The level of deposits is influenced by partner activity and trends in the overall loyalty industry. As activity increases, the Corporation's deposits increase. The Corporation expects deposits to increase as it experiences growth with existing partners and establishes new partner relationships. The customers that represented greater than 10% of consolidated revenues in the first quarter of 2007 represented 50% of the Corporation's deposits (the first quarter of 2006 - 76%).

Current Liabilities as at	March 31, 2007	Dec. 31, 2006	March 31, 2006
Accounts payable and accrued liabilities	$2,108,038	$3,342,869	$1,486,755
Deposits	30,864,349	21,159,193	19,170,252
Current portion of loan payable	30,847	33,515	33,515
Total Current Liabilities	$33,003,234	$24,535,576	$20,690,521

In each period, the accounts payable and accrued liabilities account includes an accrual for projected employee bonuses to be paid in February of the following year, and other accrued charges. The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

Working Capital

Working capital (defined as current assets minus current liabilities) has increased from $4,588,642 at December 31, 2006 to $5,020,305 at March 31, 2007. See pages 23 through 27 for additional information regarding the Corporation's current assets and current liabilities. Management expects that, through the growth of its products and its ability to control costs, working capital will continue to improve in 2007. See page 10 of the Corporation's Annual Information Form, "Risk Factors," for additional information.

Long-Term Liabilities and Commitments

Future Obligations (000,000s)	Payments due by period (aggregate amount for multi-periods)
	Total(1)	5 Years or Greater	4-5 Years (2011 to 2012)	1-3 Years (2008 to 2010)	1 Year (2007)
Series Two Preferred Share (non-cash expense until repayment)	21.08	15.86	1.74	2.61	0.87
Series Four Preferred Share (2) (non-cash expense until repayment)	5.39	3.95	0.48	0.72	0.24
Loan Payable	0.04	-	-	0.01	0.03
Operating Leases(3)	1.45	-	0.20	1.24	0.49
Partner Purchase Commitments(4)	0.60	-	-	0.20	0.39
Total Contractual Obligations	$ 28.56	$ 19.81	$ 2.42	$ 4.48	2.02

Notes:

(1)

Represents the aggregate amount for the full duration of the contractual obligations (including year's post 2012 and prior to 2006).

(2)

The Series Four Preferred Share was issued on April 4, 2005.

(3)

Includes technology services commitments and hardware and software operating leases.

(4)

Includes mileage purchase and co-marketing commitments, see "Partner Purchase Commitments" below.

Elements of the foregoing table are explained in more detail in the following sections.

Series Two and Series Four Preferred Shares (collectively the "Preferred Shares")

Unless the Preferred Shares have been converted at the option of the holder, Points will be required to redeem the Preferred Shares upon the earlier of (i) March 31, 2013, and (ii) a person (other than the holder of the Preferred Shares) acquiring shares of Points sufficient to elect a majority of the board of directors of Points (a "Preferred Share Change of Control").

In the event of redemption of the Preferred Shares on a Preferred Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) $12,400,000 for the Series Two Preferred Share and $3,454,611 for the Series Four Preferred Share plus (B) a return on that subscription price equal to 7% per annum calculated on a daily basis from the date of issue of the applicable Preferred Share to the date on which the applicable Preferred Share is redeemed and (ii) the product of the number of Underlying Shares and the greater of (A) the weighted average closing price of the common shares on the principal stock exchange on which the common shares then are traded for the 10 days ending on the trading day immediately prior to public announcement of the Preferred Share Change of Control, and (B) the fair market value of the consideration paid per Common Share in the transaction resulting in the Preferred Share Change of Control.

Upon the occurrence of an event that is a Preferred Share Change of Control, Points may not have sufficient cash to pay the redemption amount on the Preferred Shares. As such, it is unlikely that management would consider a transaction that triggered such a payment unless the transaction provided for such payment.

Partner Purchase Mileage and Other Pre-Paid Expenses

Asset related to mileage purchases as at	March 31, 2007	Dec. 31, 2006	March 31, 2006
Prepaid Mileage	$1,438,973	$1,588,792	$1,177,684
Sundry assets and other prepaid expenses	866,816	536,134	899,245
Total	$2,305,789	$2,124,925	$2,076,929

As part of the contractual requirements of certain commercial agreements, Points has committed to purchase miles and points from partners at predetermined rates. When purchased, the points are recorded as an asset (i.e., prepaid expense) until expensed as marketing expenditures in the period of use.

A large portion of the current prepaids and sundry assets of the Corporation include prepaid mileage and marketing commitments purchased from the Corporation's partners. Management expects that, in the near term, the prepaid miles may remain approximately the same as an overall percentage of prepaids and sundry assets.

Commitments Related to MilePoint Acquisition

On March 31, 2004, Points completed the acquisition of substantially all of the assets of MilePoint, Inc. ("MilePoint") (the "MilePoint Acquisition"). The purchase price for the assets of MilePoint was $7.5 million and was satisfied through a combination of $3.5 million in cash ("Acquisition Payable") and four million Common Shares (worth approximately $4 million at the time of the transaction). An initial $1.9 million was paid in cash on closing, with the balance payable semi-annually over two years. The final cash payment was paid on March 31, 2006. The four million Common shares were issued into escrow on closing and were released to MilePoint in four unequal tranches over two years. The release of Common Shares from escrow was completed on March 31, 2006. To date, professional fees of approximately $420,000 and payments for transition services of $671,653 have been incurred in the transaction and have been capitalized and included in the cost of the purchase.

The amortization and the balance of the purchased intangible assets are approximately as follows:

Amount in	Mar. 31, 2007
Accumulated Amortization	$2,483,131
Intangible Asset	$1,080,173
Goodwill	$4,800,722

The cash cost of the MilePoint Acquisition has been recaptured through the gross new revenue provided by the purchased assets over the 21-month period following March 31, 2004.

Commitments Related to Lease Financing Arrangements

The Corporation has several outstanding operating leases for hardware and its premises.

In the second quarter of 2004, the Corporation signed a 45-month sublease agreement in a larger facility. In exchange for a 27-month lease extension, the landlord advanced the Corporation $107,000 for leasehold improvements (see "Loan Payable" in table below). The Loan Payable is to be repaid over the term of the original sub-lease. Each payment is approximately $2,900 and there are 10 monthly payment periods remaining.

The projected figures do not include leasehold improvement amounts for Points' new facilities. Leasehold improvements for the new facilities are included in capital expenditures (see "Capital Resources-Planned Capital Expenditures" below). The operating leases primarily relate to specific office technology and technology service commitments.

Annual Amounts in ($000s)	5 Years or Greater	4-5 Years (2011 to 2012)	1-3 Years (2008 to 2010)	1 Year (2007)
Operating Leases Property lease	$ -	$ 0	$ 400	$ 360
Technology services commitment	-	7	44	137
Operating Leases Total	$ -	$ 7	$ 944	$ 497

Loan Payable	$ -	$ 0	$ 7	$ 30

CAPITAL RESOURCES

Planned Capital Expenditures

The Corporation expects to incur some modest expenditures related to leasehold improvements needed to continue to maintain the premises.

Capital Expenditures as at	March 31, 2007	Dec. 31, 2006	March 31, 2006
Leasehold Improvements	$1,120	$1,400	$0
Technology Development Projects (Various)	$111,581	$31,311	$250,916
Computer Hardware, Software and Other	$12,817	$251,003	$138,689
Total	$125,518	$283,714	$389,605

The Corporation expects to incur capital expenditures of approximately $825,000 for fiscal year 2007. The capital expenditures are expected to consist of $107,000 related to computer software and hardware, $548,000 of capitalized costs related to technology development, and $170,000 related to leasehold and other capitalized costs. Management believes that the hardware and software capital expenditures and continued development of new technologies are necessary to keep the development of the Corporation's primary technology assets in line with industry standards.

In accordance with CICA Handbook, Sections 3061 and 3062 (GAAP), Web site development costs incurred in the Web site application and infrastructure development are capitalized and subsequently amortized in accordance with the Corporation's accounting policies. New technology developed subsequent to the launch of Points.com and certain Points.com Business Solutions products will be capitalized in accordance with the Corporation's accounting policies and GAAP. Costs to maintain Points.com will be expensed in the period the costs are incurred.

Web site development costs incurred to date and capitalized to the Web site under Property, Plant and Equipment (see page 26 for additional information) consist of employment related costs of  and other direct costs of $2,656,787 and other direct costs of $175,977.

It is expected that fewer costs will be capitalized in 2007 than the costs capitalized in 2006. The expected decrease in the capitalized costs is largely related to the extent to which employment costs for the development of Points.com are eligible to be capitalized under GAAP.

Points.com Development Costs	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007
Employment related costs	$407,121	$275,510	$73,371	$65,505	$31,311	$90,027
Other direct costs	-	-	-	-	-	-
Total	$407,121	$275,510	$73,371	$65,505	$31,311	$90,027

Management will continue to fund 2007 capital expenditures from its working capital.

Restrictions on Corporate Financing

On April 12, 2006, the Investor's Rights Agreement dated April 11, 2003 between IAC/InterActiveCorp, Points and an affiliate of IAC/InterActiveCorp, expired, thereby diminishing the IAC/InterActiveCorp's control over the Corporation's ability to raise capital. However, the holder of the Series Two Preferred Share and Series Four Preferred Share, an affiliate of IAC/InterActiveCorp, retains a veto right over the Corporation's ability to raise capital by way of the incurrence of debt outside of the ordinary course of business or the creation of any new class or series of securities. In the event that the Corporation requires additional capital, it does not expect any required consent to be unreasonably withheld.

Outstanding Share Data

As at the date hereof, the Corporation has 118,188,500 Common Shares outstanding, one Series Two Preferred Share and one Series Four Preferred Share. Subject to anti-dilution adjustment, the Series Two Preferred Share is convertible into 24,028,016 Common Shares and the Series Four Preferred Share is convertible into 5,411,434 Common Shares.

The Corporation has outstanding options exercisable to acquire up to 6,047,140Common Shares. The options have exercise prices ranging from $0.22 to $1.80 with a weighted average exercise price of $1.04. The expiration dates of the options range from June 26, 2007 to March 6, 2012.

The Corporation's subsidiary, Points.com Inc., has outstanding options exercisable to acquire up to 142,101 common shares of Points.com. The holders of these options have been granted the right to put the shares acquired on the exercise thereof to the Corporation in return for Common Shares with a fair market value equal to the fair market value so put. The Corporation has used a ratio of 2.5039 Common Shares to one Points.com share for this purpose and has authorized the issuance of up to a maximum of 355,803 Common Shares in this regard. The Points.com options have exercise price of $0.055 with a weighted average exercise price of $0.055. Points.com has outstanding warrants, held by partners that are exercisable for Points.com common shares. The Corporation owns, directly or indirectly, 100% of the outstanding common shares of Points.com. On a fully diluted basis, including the Points.com options described above, the Corporation owns 100% of the common shares of Points.com.

The Corporation has outstanding warrants exercisable to acquire up to 906,248 Common Shares. The warrants have an exercise price of $0.83. The expiration date of the warrants is April 4, 2008.

The following table lists the Common Shares issued and outstanding as at March 7, 2007 and the securities that are currently convertible into Common Shares along with the maximum number of Common Shares issuable on conversion or exercise.

	Common Shares	Proceeds on Exercise	Liability Reduction (1)

Common Shares Issued & Outstanding	118,188,500
Convertible Securities
Series Two Preferred Share	24,028,016	$ -	$16,051,668
Series Four Preferred Share	5,411,434	-	3,454,611
Broker warrants	906,248	752,186	-
Points International stock options	6,038,103	6,250,788	-
Point.com stock options and liquidity put rights	355,803	7,816	-
Sub-Total Convertible Securities	36,739,604	7,010,790	19,506,279
Fully Diluted	154,928,104	$7,010,790	$19,506,279

Securities Excluded from Calculation
Options available to grant from ESOP (2)	2,138,924		n/a

Note:

(1)

Liability reduction reflects the value outstanding on the balance sheet as at December 31, 2006.

(2)

On June 14, 2006, the shareholders and the TSX approved the amendment to the Employee Stock Option Plan, whereby the maximum number of Common Shares issuable under the Stock Option Plan was increased by 3,851,458 options. The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised, less the number of stock options granted.

Selected Financial Results and Highlights

The following selected quarterly information has been prepared in accordance with Canadian GAAP and is reported in Canadian dollars.

Income Statement for the year ended	March 31, 2007	Dec. 31, 2006	March 31, 2006
Revenue	$5,266,540	$3,843,054	$2,839,473
General and administrative expenses	$4,949,848	$3,678,097	$3,889,728
Profit(Loss) before interest, amortization and other deductions (EBITDA) (1)	$316,692	$164,957	($1,050,256 )
Net income (loss)	($811,048 )	($617,183 )	($2,251,212 )
Net income (loss) per share (2) (3) - basic - fully diluted	( $0.01 ) n/a	( $0.01 ) n/a	( $0.02 ) n/a

Notes:

(1) for additional information on this non-GAAP measure, see page 23, "Liquidity – Profit(loss) before interest, amortization and other deductions (EBITDA)") of this MD&A.

(2) In accordance with GAAP, the fully diluted loss per share has not been computed, as the effect would be anti-dilutive.

(3) In 2004, the Corporation's loss per share was increased by approximately $0.01 as a result of the requirement to expense stock options granted in 2004 (Section 3870, Stock-Based Compensation and Other Stock-Based Payments of the Canadian Institute of Chartered Accountants Handbook). See page 11 of the Corporation's 2006 Audited Consolidated Financial Statements Note 3, for additional information on the accounting policy change relating to stock options.

Balance Sheet	As at
	March 31, 2007	Dec. 31, 2006	March 31, 2006
Cash and short-term investments	$33,561,169	$24,689,040	$23,129,529
Total assets			$40,954,384
Total liabilities			$49,262,242
CASH DIVIDENDS DECLARED PER SHARE	-	-	-
SHAREHOLDERS EQUITY
capital stock	$44,237,428	$43,051,048	$36,433,649
warrants	$186,688	$186,688	$2,758,688
contributed surplus	$7,838,115	$8,703,518	$2,179,777
retained earnings	($56,146,503)	($55,335,455)	($49,679,971)
Total	($3,884,273)	($3,394,202)	($8,307,858)

The following summary of quarterly results which has been prepared in accordance with Canadian GAAP and is reported in Canadian dollars.

Points International Ltd. Summary of Quarterly Results (Unaudited)
Quarter Ended	Revenues	Net Loss	Loss per share(1)
March 31, 2007	$5,266,540	($811,048 )	( $0.01 )
December 31, 2006	$3,843,054	($617,183)	($ 0.01)
September 30, 2006	$2,837,910	($1,887,611)	($ 0.02)
June 30, 2006	$2,726,251	($3,150,690)	($ 0.03)
March 31, 2006	$2,839,473	($2,251,212)	($ 0.02)
December 31, 2005	$2,522,704	($2,852,022)	($ 0.03)
September 30, 2005	$2,372,793	($2,534,640)	($ 0.03)
June 30, 2005	$2,554,403	($1,969,359)	($ 0.03)
March 31, 2005	$2,577,909	($2,568,215)	($ 0.04)

Note: (1) In accordance with GAAP, the fully diluted loss per share has not been computed, as the effect would be anti-dilutive.